1200 Corporate Drive
Suite 200
Birmingham, Alabama 35242

  May 19, 2008
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
Washington, DC 20549
Attention: Michael K. Pressman and David L. Orlic
Re: Emageon Inc. Preliminary Proxy Statement on Schedule 14A SEC File No. 000-51149
Ladies and Gentlemen:
     At the request of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Emageon Inc. (the “Company”) hereby acknowledges in connection with the filing of Amendment No. 1 to the above-referenced preliminary proxy statement (as filed on May 15, 2008) that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company appreciates the Staff’s review of its filing. Please call the undersigned at (205) 980-9222 or David A. Stockton of Kilpatrick Stockton LLP at (404) 815-6444 with any questions or comments you may have regarding this letter or the acknowledgments set forth herein.

Sincerely,
/s/ John W. Wilhoite
John W. Wilhoite
Chief Financial Officer

cc:	W. Todd Carlisle, Esq. David A. Stockton, Esq.